Filer: Sprott Asset Management LP

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Silver Bullion Trust

Commission File No. 132-02793

Date: June 23, 2015

Sprott Gives Central GoldTrust Unitholders Opportunity to

Improve the Performance of Their Investment

Toronto, Ontario, Canada —  June 23, 2015 — Sprott Asset Management LP (“Sprott”) together with Sprott Physical Gold Trust (NYSE:PHYS) (TSX:PHY.U) has issued a letter to Central GoldTrust (“GTU”) (NYSEMKT:GTU) (TSX:GTU-U) (“GTU”) unitholders outlining the benefits of their offer to acquire all of the outstanding units of GTU on a Net Asset Value (“NAV”) to NAV exchange basis.

In the letter, Sprott highlights that its offer provides unitholders with significant benefits that GTU has been unable to offer, including the potential to trade at a premium to NAV, the ability to redeem units for physical gold bullion, and secure storage outside the banking system at the Royal Canadian Mint.  Below is the content of the letter:

Dear Central GoldTrust Unitholder,

You invested in Central GoldTrust (GTU) because you wanted to own physical gold without storing it yourself.  You expected your units of GTU would reflect the value of gold but they have persistently traded at a significant discount to the price of gold.

Sprott’s offer to exchange your units of GTU for units of Sprott Physical Gold Trust gives you everything you signed on for in a physical bullion investment, plus a number of additional benefits that are important to you.

With Sprott Physical Gold Trust, you keep your gold and get more value for it, while knowing it is stored securely at the Royal Canadian Mint without the credit risks of dealing with a bank. You will also rest easier knowing that the manager of your gold is a professional, regulated entity and not an unregulated “home business” run from a residential address in Hamilton, Ontario that doesn’t provide you with important details about its employees and operations.

WHY TAKE ACTION NOW?

Sprott is offering you an opportunity to move your gold bullion investment to a vehicle that has consistently outperformed GTU over the past two years.   Even if you think you are comfortable with your current GTU investment, you should know your investment is not worth as much as it should be. We encourage you to keep reading and learn why it is important to act now.

Your GTU units do not trade like gold or at the price of gold. In fact, over the last two years they have persistently traded at values that are significantly lower than the price of gold — at times more than 10% lower. What does a discount like that mean when it is time for you or your family to cash in your investment? As you can see in the chart on page 3, Sprott’s professional management would mean that your investment behaves like gold over the long haul whereas GTU’s units have not done so.

You can benefit from Sprott’s superior investment platform, its commitment to marketing and its  physical redemption features — all of which Sprott expects will result in a meaningful reduction in the current net asset value (NAV) discount hurting your investment.

Based on the relative trading values to NAV of the Sprott Physical Gold Trust, the proposed exchange offer would unlock US$3.06 per unit for GTU unitholders.1  Put simply, for every US$100 worth of GTU units held they would be worth US$108 worth of Sprott Physical Gold Trust units.

As you can see from the table below, the average weekly value2 of your GTU investment since the time Sprott made its offer could be worth substantially more:

Week of	Value of Your GTU units	Value Had You Deposited to theSprott Offer
June 15, 2015	$40.69	$43.64
June 8, 2015	$41.18	$43.31
June 1, 2015	$41.71	$43.48
May 25, 2015	$41.69	$43.58
May 18, 2015	$42.23	$44.45
May 11, 2015	$42.47	$44.37
May 4, 2015	$41.86	$43.68
May 27, 2015	$42.32	$43.94
April 20, 2015	$41.25	$43.75

THE PROBLEM WITH LEAVING YOUR INVESTMENT AT CENTRAL GOLDTRUST

Persistent Discount.   Sprott believes GTU units persistently trade at a discount to NAV because GTU’s management does not reinvest the fees it collects from you in marketing GTU.  Instead, your fees go to support the lifestyle of the ‘family and friends’ trustees and administrator who are supposed to be taking care of your gold and ensuring it trades at or near its NAV.

Punitive Redemption Feature. GTU features a punitive redemption feature that only permits you to redeem your units for less than market value.  GTU does not allow you to redeem for physical gold. Because of these punitive redemption features, no one has ever redeemed their units of GTU.  Think about this — you purchased gold but can never get your hands on it — does that make sense?

Commercial Bank Storage. Do you know where your gold is? GTU stores your gold in an ordinary commercial bank vault. They call it “level 3 storage” which they claim is the “highest security standard”.  What they don’t want you to know is that “level 3” is simply a reference to what floor in the basement to get off at for the vault.

Paying More Fees Than You Should: You are paying much more in fees at GTU than you should be. GTU is currently charging fees on a NAV basis while its units are trading at a significant discount to NAV. This fee is even higher when you consider that the duties and responsibilities of GTU’s management are extremely limited. What’s even worse is they do not appear to reinvest the fees they collect in the product or make any effort to market GTU in order to create value for their unitholders.

1  US$3.06 per unit in value is based on relative trading values to NAV at the time Sprott announced its intention to make the offers on April 23, 2015.

2  Based on the average daily closing prices of Sprott Physical Gold Trust units and GTU units (Monday to Friday) on the NYSE Arca (Sprott Physical Gold Trust) and NYSE MKT (GTU), the respective average daily NAVs of Sprott Physical Gold Trust units and GTU units (Monday to Friday) and on a NAV to NAV exchange basis.

No Plan to End Discount. In a press release dated June 9, 2015, GTU trustee, Ian McAvity, acknowledged that, “the unusually elevated discounts to NAV at which GTU units have recently traded are of concern to investors…” Mr. McAvity’s further comments confirmed that, after two years of persistent discounts endured by GTU unitholders, GTU’s trustees and its administrator have no plan to eliminate these discounts.  A “passive investment” should not mean a manager does nothing when your investment has declined.

Seemingly Conflicted Trustees and Administrator.  Since its inception, GTU has had a contract with an Ontario-based holding company to provide administration services to the fund. As it turns out, this holding company is owned by the family of GTU Chairman and CEO J.C. Spicer. Since GTU started in 2003, the Spicer family appears to have collected in excess of $11 million in administrative fees from unitholders and provided little in return. All of the incumbent GTU trustees also sit, or have sat, on at least one of the boards of two other bullion funds managed by the Spicers and/or are “consultants” of a Spicer family holding company. In addition, a number of the incumbent GTU directors have participated in a variety of business ventures with the Spicers.  If the Spicers can continue to collect millions in fees through an underperforming, family-controlled administrator then what incentive do they or their friends on GTU’s board have to change and provide real value to GTU unitholders like you?

SPROTT CAN GIVE YOU THE INVESTMENT YOU THOUGHT YOU WERE GETTING IN CENTRAL GOLDTRUST

Sprott is uniquely positioned to provide you with a meaningful choice about how your physical bullion is managed. Sprott has the proven track record and best-in-class platform which it believes can address the persistent GTU trading discount, lack of liquidity and lack of asset growth.

Sprott offers an industry-leading physical redemption feature and actively markets Sprott Physical Gold Trust to investors. This commitment to marketing creates buying demand that supports the price of Sprott Physical Gold Trust’s units, enhances liquidity and leads to asset growth.

THE SPROTT ADVANTAGE

1. Secure Storage Outside the Banking System.  Sprott’s physical gold is fully allocated and stored at the Royal Mint in Canada. Unlike GTU and most traditional exchange-traded precious metals funds, there is no financial institution between unitholders and Sprott’s physical bullion. The Royal Canadian Mint has been refining and storing gold for over a century and is backed by the Canadian government.  They set the security standard before there were security standards and their vault is the highest standard Underwriters’ Laboratories of Canada certified Class 10 vault.  The physical bullion is subject to regular inspection and audits.  At least once a year Sprott and its auditor go in and physically inspect the gold.

2. Ability to Redeem Units for Physical Gold Bullion. Sprott Physical Gold Trust unitholders who hold certain minimum dollar value equivalents have the ability to redeem their units for physical bullion on a monthly basis. The custodian of the physical bullion can deliver the bars almost anywhere in the world via an armored transportation service carrier. All physical redemptions are equal to 100% of the NAV of the redeemed units. This is compared to GTU, which only allows redemptions for cash (not physical bullion) and generally at only 90% of trading value.  No wonder GTU has never had a redemption since GTU started in 2003! Think about this — GTU’s seemingly conflicted administrator has absolutely no incentive to have your investment trade at or near NAV: you cannot sell your investment on a stock exchange for what it is worth (i.e. at or near its NAV); you can generally only redeem your investment for 90% of its trading value (which is already less than its NAV); no one has ever redeemed units of GTU and GTU’s Chairman and CEO collects fees based on the NAV of your gold!

3. Fully Allocated Physical Bullion - No Exceptions.  Sprott Physical Gold Trust’s bullion holdings are fully allocated. Unlike other bullion funds, Sprott Physical Gold Trust does not have an unallocated account that is used to facilitate transfers of bullion between financial institutions that act as authorized participants. Without exception, all of the bullion owned by Sprott Physical Gold Trust is held in its allocated accounts in physical bars.

4. Potential to Trade at a Premium to Net Asset Value. Because of its unique features, Sprott Physical Gold Trust consistently trades at or near NAV and has the potential to trade at a premium to NAV, even in bear gold markets.

SPROTT PHYSICAL GOLD TRUST IS THE BETTER INVESTMENT

In a bull or a bear market, Sprott Physical Gold Trust is the superior performer:

Sprott Physical Gold Trust has consistently followed the price of gold while GTU has proven to be a poor representation of the price of gold — a bad result if the purpose of the fund is to accurately provide exposure to the movements in the prices of the underlying commodity.

IMPORTANT FACTS YOU SHOULD KNOW

Sprott is offering a meaningful 8% premium.   The exchange of your GTU units for Sprott Physical Gold Trust units on a NAV-to-NAV basis represents an approximate 8% premium.3

Sprott’s offer and fees are the best option.    GTU trustees are recommending that you give up an immediate US$3.06 per GTU unit in order to save US$0.08 per GTU unit annually4. By

3  Based on the volume-weighted average prices of the Sprott Physical Gold Trust units on NYSE Arca, and GTU Units on NYSE MKT, for the 20 trading days ended April 22, 2015 and calculated in a manner consistent with the exchange ratio as at May 22, 2015.

this logic GTU trustees would have you pass on a free car just so you could save on gas. In fact, it would take more than 40 years for the difference in fees charged by Sprott to equal the immediate value created by narrowing the trading discount at GTU.

Tax Deferral. Sprott’s offer has been structured so that the transaction should qualify as a tax-deferred Reorganization under Section 368 of the U.S. Tax Code. In addition, despite the comments of GTU, Sprott Physical Gold Trust is in a position to manage any tax consequences of physical redemptions such that the risk of the tax consequences described by GTU and its Trustees should be minimal.

I’M SOLD! HOW DOES IT WORK?

Here’s how the exchange will work:

•                  You will receive units of Sprott Physical Gold Trust in exchange for your units of GTU.

•                  The number of Sprott Physical Gold Trust units to be distributed to each GTU unitholder will be determined on a NAV to NAV basis.  For example, based on the NAV per unit of Sprott Physical Gold Trust US$9.98 and GTU US$44.36 on May 22, 2015, you would receive 4.45 Sprott Physical Gold Trust units for each GTU unit tendered to the Sprott offer.

•                  You can contact Kingsdale Shareholder Services if you wish to obtain an indicative exchange ratio.

•                  The exchange ratio will be calculated two business days before the expiry date of the offer, currently July 8th and the exchange ratio will be announced by 9:00 a.m. (Toronto time) one business day before the expiry of the offer on July 9th.

•                  Your units of Sprott Physical Gold Trust are backed by underlying gold stored at the Royal Canadian Mint.

•                  Regardless of any unitholders’ redemptions — units that are outstanding are always backed by physical gold.

•                  The number of Sprott Physical GoldTrust units that you will receive would be the same regardless of which option (Exchange Offer Election or Merger Election) you select.

•                  You will not be required to pay any fee or commission to GTU or Sprott when you participate in the offer and each unit carries the right to vote at Sprott Physical Gold Trust unitholder meetings.

WHAT DO I NEED TO DO?

1.              Make your personal election:

•                  Merger Election — this will be tax deferred for Canadian holders and should be tax deferred for U.S. holders.

•                  Exchange Offer Election — for Canadian unitholders that wish to realize a gain (or loss) for Canadian income tax purposes.

•                  If you do not make an election you will be deemed to have made the Merger Election

2.              Contact your broker or financial representative to find out how to tender your units.

4  Based on the fee structures of GTU and Sprott Physical Gold Trust relative to their NAV as of April 22, 2015.

3.              If you hold your units directly through CST Trust Company, please complete the Letter of Transmittal that you received and submit it to Kingsdale Shareholder Services along with your unit certificates.

If you have any questions please contact Kingsdale Shareholder Services at 1-888-518-6805 (toll free in North America) or 1-416-867-2272 (outside of North America) or contactus@kingsdaleshareholder.com.

Sincerely,

“John Wilson”

John Wilson

CEO, Sprott Asset Management

Important Notice

Sprott’s offer for Central Gold Trust (“GTU”) and Sprott’s offer for Silver Bullion Trust (“SBT”) (each a “Sprott offer”) are each subject to conditions. Full details of each Sprott offer are set out in a takeover bid circular and accompanying offer documents (collectively, the “Offer Documents”), which have been filed with the Canadian securities regulatory authorities. In connection with each Sprott offer, each of Sprott Physical Gold Trust and Sprott Physical Silver Trust (collectively, the “Sprott Physical Trusts”) has also filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (each a “Registration Statement”), which contains a prospectus relating to the applicable Sprott offer (each a “Prospectus”). Sprott and Sprott Physical Gold Trust have also filed a tender offer statement on Schedule TO (the “Schedule TO”) with respect to the Sprott offer for GTU. This document is not a substitute for the Offer Documents, the Prospectuses, the Registration Statements or the Schedule TO. GTU AND SBT UNITHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT SPROTT, THE SPROTT PHYSICAL TRUSTS, GTU, SBT AND THE SPROTT OFFERS. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov.

This document does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of GTU, SBT, Sprott Physical Gold Trust or Sprott Physical Silver Trust. The Sprott offers are being made solely pursuant to the Offer Documents. The securities registered pursuant to a Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted.

This document contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, are inherently subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

For more information:

Glen Williams

Director of Communications

Sprott Group

Direct: 416-943-4394 or Cell: 647-823-3971

gwilliams@sprott.com

or

Ian Robertson

Kingsdale Shareholder Services

Vice President, Communications

Direct: 416-867-2333 or Cell: 647-621-2646

irobertson@kingsdaleshareholder.com

Source: Sprott Asset Management, Sprott Physical Gold Trust